

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
**WY Secretary of State**
**FILED: Jul 1 2021 12:11AM**
**Original ID: 2021-001017260**

# Decentralized Autonomous Organization Limited Liability Company Articles of Organization

**I. The name of the decentralized autonomous organization limited liability company is:**
American CryptoFed DAO LLC

**II. The name and physical address of the registered agent of the decentralized autonomous organization limited liability company is:**
Hathaway & Kunz, LLP
2515 Warren Ave Ste 500
PO Box 1208
Cheyenne, WY 82001

**III. The mailing address of the decentralized autonomous organization limited liability company is:**
1607 Capitol Ave., Suite 327
Cheyenne, WY 82001

**IV. The principal office address of the decentralized autonomous organization limited liability company is:**
1607 Capitol Ave., Suite 327
Cheyenne, WY 82001

**V. The organizer of the decentralized autonomous organization limited liability company is:**
Scott Moeller
1607 Capitol Ave., Suite 327, Cheyenne, WY 82001

Xiaomeng Zhou
1607 Capitol Ave., Suite 327, Cheyenne, WY 82001

Marian Orr
1607 Capitol Ave, Suite 327, Cheyenne, WY 82001

**VI. Additional Article:**
This Company is a decentralized autonomous organization. Accordingly, the following notice is statutorily mandated:

NOTICE OF RESTRICTIONS ON DUTIES AND TRANSFERS

The rights of members in a decentralized autonomous organization may differ materially from the rights of members in other limited liability companies. The Wyoming Decentralized Autonomous Organization Supplement, underlying smart contracts, articles of organization and operating agreement, if applicable, of a decentralized autonomous organization may define, reduce or eliminate fiduciary duties and may restrict transfer of ownership interests, withdrawal or resignation from the decentralized autonomous organization, return of capital contributions and dissolution of the decentralized autonomous organization.

**VII. Additional Article:**
This Company is managed by members with the possible use of algorithmic and/or smart contract protocols as

set forth in the applicable smart contracts, operating agreement, and other internal governance documents.

**VIII. Additional Article:**

The publicly available identifiers of any smart contracts directly used to manage, facilitate or operate this decentralized autonomous organization are as follows: blockexplorer.americancryptofed.org. The underlying smart contracts used by the Company are able to be updated, modified or otherwise upgraded.

**Signature:**     *Scott Moeller*                        Date:  **07/01/2021**

Print Name:     **Scott Moeller**

Title:          **Organizer**

Email:          **mkaufman@hkwyolaw.com**

Daytime Phone #:     **(307) 634-7723**

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☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

**Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.**

---

**W.S. 6-5-308. Penalty for filing false document.**

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

---

☑ I acknowledge having read W.S. 6-5-308.

**Filer is:**   ☑ An Individual        ☐ An Organization

**Filer Information:**

**By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.**

| | | |
|---|---|---|
| Signature: | *Scott Moeller* | Date: **07/01/2021** |
| Print Name: | **Scott Moeller** | |
| Title: | **Organizer** | |
| Email: | **mkaufman@hkwyolaw.com** | |
| Daytime Phone #: | **(307) 634-7723** | |

**Wyoming Secretary of State**
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Secretary of State

# Consent to Appointment by Registered Agent

**Hathaway & Kunz, LLP**, whose registered office is located at **2515 Warren Ave Ste 500, PO Box 1208, Cheyenne, WY 82001**, voluntarily consented to serve as the registered agent for **American CryptoFed DAO LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

**Signature:** *Scott Moeller* Date: **07/01/2021**

Print Name: **Scott Moeller**

Title: **Organizer**

Email: **mkaufman@hkwyolaw.com**

Daytime Phone #: **(307) 634-7723**

# STATE OF WYOMING
## Office of the Secretary of State


I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.


CERTIFICATE OF ORGANIZATION

**American CryptoFed DAO LLC**


I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **1st** day of **July**, **2021** at **12:11 AM.**


Remainder intentionally left blank.



Filed Date: 07/01/2021

*Edward A. Buchanan*

Secretary of State

Filed Online By:

Scott Moeller

on 07/01/2021